[Wavecom letterhead]

790809-600015	November 14, 2008

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Christina Chalk, Division of Corporation Finance

Re:	Wavecom S.A.
Schedule 14D-9 filed on October 31, 2008
Amendment No. 1 to Schedule 14D-9 filed on November 7, 2008
SEC File No. 5-50760

Dear Ms. Chalk:

In connection with the above-captioned Schedule 14D-9 filed on October 31, 2008 and Amendment No. 1 to Schedule 14D-9 filed on November 7, 2008 of Wavecom S.A. (the “Company”) and your letter to Linda Hesse of Jones Day, dated November 10, 2008, with respect thereto, the Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact Linda Hesse at 33 1 56 59 39 39 or Steve Gillette at (650) 739-3997. Thank you for your assistance.

[signature page to follow]

Wavecom S.A.

SEC File No. 5-50760

November 14, 2008

Sincerely,

Wavecom S.A.

By:	/s/ Ronald D. Black
Name:	Ronald D. Black
Title:	Chief Executive Officer

cc:	Michel Alard
Wavecom
Linda Hesse, Esq.
Stephen Gillette, Esq.
Jones Day